Ryan Lawrence Deputy General Counsel 225 West Wacker, Suite 3000 Chicago, IL 60606 Main +1 312 470 1800 ryan.lawrence@cushwake.com cushmanwakefield.com

February 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Jennifer Monick

    Jeffrey Lewis

Re:	Cushman & Wakefield plc
Annual Report on Form 10-K for the year ended December 31, 2018

Ladies and Gentlemen:

Following telephonic conversations with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Cushman & Wakefield plc (the “Company”) is hereby providing supplementally to the Staff illustrative revisions (“Proposed Revisions”) to certain sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “2018 Form 10-K”) in response to the Staff’s comment letter dated December 2, 2019 (the “Comment Letter”) provided in connection with the Staff’s review of the 2018 Form 10-K.

Solely to illustrate the modifications the Company proposes to make in future applicable filings with the Commission, the Proposed Revisions have been made to the 2018 Form 10-K. The Company intends to reflect the Proposed Revisions in future applicable filings with the Commission, beginning with the Current Report on Form 8-K furnishing the Company’s earnings release for the three months and year ended December 31, 2019 and the subsequent Annual Report on Form 10-K. The Proposed Revisions contain modifications to the “Segment Data” footnote included in the Company’s consolidated financial statements included in the 2018 Form 10-K and to the presentation of certain non-GAAP financial measures presented in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the 2018 Form 10-K. For the Staff’s convenience, the Proposed Revisions are presented in redline form (i.e. strikethrough text in red ink is to be deleted and bold and underlined text in blue ink is to be added).

*    *    *    *    *

Securities and Exchange Commission

February 21, 2020

Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 424-8285 or Robert M. Hayward of Kirkland & Ellis LLP, counsel to the Company, at (312) 862-2133.

Thank you for your assistance in this matter.

Sincerely, /s/ Ryan Lawrence

Ryan Lawrence
Deputy General Counsel

Enclosure

cc:	Robert M. Hayward, P.C.

Kirkland & Ellis LLP

CUSHMAN & WAKEFIELD plc

PROPOSED REVISIONS

SEGMENT DATA FOOTNOTE

Note 3: Segment Data

The Company reports its operations through the following segments: (1) Americas, (2) EMEA and (3) APAC. The Americas consists of operations located in the United States, Canada and key markets in Latin America. EMEA includes operations in the UK, France, Netherlands and other markets in Europe and the Middle East. APAC includes operations in Australia, Singapore, China and other markets in the Asia Pacific region. ~~For segment reporting, gross contract costs are excluded from revenue in determining “Fee revenue”. Additionally, pursuant to business combination accounting rules, certain Fee revenue that was deferred by the acquiree may be recorded as a receivable on the acquisition date by the Company. Such contingent Fee revenue is recorded for segment reporting as an acquisition accounting adjustment to reflect the revenue recognition of the Company absent the application of acquisition accounting.~~

~~Corporate expenses are allocated to the segments based upon Fee revenue of each segment. Gross contract costs are excluded from operating expenses in determining “Fee-based operating expenses”.~~

Adjusted EBITDA is the profitability metric reported to the chief operating decision maker (“CODM”) for purposes of making decisions about allocation of resources to each segment and assessing performance of each segment. Adjusted EBITDA excludes depreciation and amortization, interest expense, net of interest income, income taxes, as well as integration and other costs related to acquisitions, expenses related to the Cassidy Turley deferred payment obligation (the “DPO”; refer to Note 13: Stock-based Payments for further discussion), stock-based compensation for plans enacted before the Company’s IPO (“pre-IPO stock-based compensation”) and other charges.

As segment assets are not reported to or used by the CODM to measure business performance or allocate resources, total segment assets and capital expenditures are not presented below.

Summarized financial information by segment is as follows (in millions):

~~Year Ended December 31,~~
~~Americas~~	~~2018~~			~~2017~~			~~2016~~
~~Total revenue~~	~~$~~	~~5,724.7~~		~~$~~	~~4,600.2~~		~~$~~	~~4,124.3~~
~~Less: Gross contract costs~~		~~(1,684.5~~	)		~~(1,023.4~~	)		~~(851.4~~	)
~~Acquisition accounting adjustments~~		~~2.5~~			~~20.0~~			~~30.6~~

~~Total Fee revenue~~	~~$~~	~~4,042.7~~		~~$~~	~~3,596.8~~		~~$~~	~~3,303.5~~

~~Service lines:~~
~~Property, facilities and project management~~	~~$~~	~~1,698.6~~		~~$~~	~~1,638.3~~		~~$~~	~~1,445.4~~
~~Leasing~~		~~1,481.6~~			~~1,244.6~~			~~1,140.7~~
~~Capital markets~~		~~699.4~~			~~530.4~~			~~536.2~~
~~Valuation and other~~		~~163.1~~			~~183.5~~			~~181.2~~

~~Total Fee revenue~~	~~$~~	~~4,042.7~~		~~$~~	~~3,596.8~~		~~$~~	~~3,303.5~~

~~Segment operating expenses~~	~~$~~	~~5,276.9~~		~~$~~	~~4,275.1~~		~~$~~	~~3,843.8~~
~~Less: Gross contract costs~~		~~(1,684.5~~	)		~~(1,023.4~~	)		~~(851.4~~	)

~~Total Fee-based operating expenses~~	~~$~~	~~3,592.4~~		~~$~~	~~3,251.7~~		~~$~~	~~2,992.4~~

~~Adjusted EBITDA~~	~~$~~	~~450.3~~		~~$~~	~~344.6~~		~~$~~	~~311.6~~

~~Year Ended December 31,~~
~~EMEA~~	~~2018~~			~~2017~~			~~2016~~
~~Total revenue~~	~~$~~	~~999.8~~		~~$~~	~~863.3~~		~~$~~	~~755.5~~
~~Less: Gross contract costs~~		~~(111.9~~	)		~~(81.3~~	)		~~(65.0~~	)
~~Acquisition accounting adjustments~~		~~—~~			~~3.2~~			~~(0.8~~	)

~~Total Fee revenue~~	~~$~~	~~887.9~~		~~$~~	~~785.2~~		~~$~~	~~689.7~~

~~Service lines:~~
~~Property, facilities and project management~~	~~$~~	~~262.1~~		~~$~~	~~200.5~~		~~$~~	~~172.9~~
~~Leasing~~		~~265.0~~			~~256.5~~			~~229.1~~
~~Capital markets~~		~~173.5~~			~~154.3~~			~~128.0~~
~~Valuation and other~~		~~187.3~~			~~173.9~~			~~159.7~~

~~Total Fee revenue~~	~~$~~	~~887.9~~		~~$~~	~~785.2~~		~~$~~	~~689.7~~

~~Segment operating expenses~~	~~$~~	~~896.5~~		~~$~~	~~769.8~~		~~$~~	~~670.9~~
~~Less: Gross contract costs~~		~~(111.9~~	)		~~(81.3~~	)		~~(65.0~~	)

~~Total Fee-based operating expenses~~	~~$~~	~~784.6~~		~~$~~	~~688.5~~		~~$~~	~~605.9~~

~~Adjusted EBITDA~~	~~$~~	~~107.9~~		~~$~~	~~108.8~~		~~$~~	~~90.8~~

~~Year Ended December 31,~~
~~APAC~~	~~2018~~			~~2017~~			~~2016~~
~~Total revenue~~	~~$~~	~~1,495.4~~		~~$~~	~~1,460.4~~		~~$~~	~~1,335.9~~
~~Less: Gross contract costs~~		~~(475.4~~	)		~~(522.6~~	)		~~(489.6~~	)
~~Acquisition accounting adjustments~~		~~—~~			~~—~~			~~0.3~~

~~Total Fee revenue~~	~~$~~	~~1,020.0~~		~~$~~	~~937.8~~		~~$~~	~~846.6~~

~~Service lines:~~
~~Property, facilities and project management~~	~~$~~	~~661.4~~		~~$~~	~~649.7~~		~~$~~	~~572.4~~
~~Leasing~~		~~174.1~~			~~149.7~~			~~129.1~~
~~Capital makets~~		~~86.7~~			~~55.8~~			~~66.6~~
~~Valuation and other~~		~~97.8~~			~~82.6~~			~~78.5~~

~~Total Fee revenue~~	~~$~~	~~1,020.0~~		~~$~~	~~937.8~~		~~$~~	~~846.6~~

~~Segment operating expenses~~	~~$~~	~~1,395.4~~		~~$~~	~~1,386.1~~		~~$~~	~~1,265.0~~
~~Less: Gross contract costs~~		~~(475.4~~	)		~~(522.6~~	)		~~(489.6~~	)

~~Total Fee-based operating expenses~~	~~$~~	~~920.0~~		~~$~~	~~863.5~~		~~$~~	~~775.4~~

~~Adjusted EBITDA~~	~~$~~	~~100.9~~		~~$~~	~~75.1~~		~~$~~	~~72.4~~

~~Adjusted EBITDA is calculated as follows~~

				% Change in USD		% Change in Local Currency
	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	2018 v 2017	2017 v 2016	2018v 2017	2017 v 2016
Total Revenues
Americas	$5,724.7	$4,600.2	$4,124.3	24%	12%	25%	11%
EMEA	999.8	863.3	755.5	16%	14%	13%	14%
APAC	1,495.4	1,460.4	1,335.9	2%	9%	4%	8%

Total Revenues	$8,219.9	$6,923.9	$6,215.7	0%	0%	0%	0%

Adjusted EBITDA
Americas	$450.3	$344.6	$311.6	31%	11%	31%	10%
EMEA	107.9	108.8	90.8	(1)%	20%	2%	12%
APAC	100.9	75.1	72.4	34%	4%	35%	3%

Reconciliation of Segment Adjusted EBITDA to Net Loss (in millions):

~~Year Ended December 31,~~
	~~2018~~			~~2017~~			~~2016~~
~~Net loss attributable to the Company~~	~~$~~	~~(185.8~~	)	~~$~~	~~(221.3~~	)	~~$~~	~~(434.2~~	)

~~Add/(less):~~
~~Depreciation and amortization~~		~~290.0~~			~~270.6~~			~~260.6~~
~~Interest expense, net of interest income~~		~~228.8~~			~~183.1~~			~~171.8~~
~~Benefit from income taxes~~		~~(25.0~~	)		~~(120.5~~	)		~~(24.3~~	)
~~Integration and other costs related to acquisitions~~		~~244.7~~			~~328.3~~			~~427.1~~
~~Pre-IPO stock-based compensation~~		~~63.4~~			~~27.1~~			~~23.2~~
~~Cassidy Turley deferred payment obligation~~		~~33.0~~			~~44.0~~			~~47.6~~
~~Other~~		~~10.0~~			~~17.2~~			~~3.0~~

~~Adjusted EBITDA~~	~~$~~	~~659.1~~		~~$~~	~~528.5~~		~~$~~	~~474.8~~

~~Below is the reconciliation of consolidated operating expenses to Fee-based operating expenses (in millions):~~

~~Year Ended December 31,~~
	~~2018~~			~~2017~~			~~2016~~
~~Total operating expenses~~	~~$~~	~~8,207.3~~		~~$~~	~~7,095.0~~		~~$~~	~~6,511.1~~
~~Less: Gross contract costs~~		~~(2,271.8~~	)		~~(1,627.3~~	)		~~(1,406.0~~	)

~~Fee-based operating expenses~~	~~$~~	~~5,935.5~~		~~$~~	~~5,467.7~~		~~$~~	~~5,105.1~~

~~Below is the reconciliation of Fee-based operating expenses by segment to Consolidated Fee-based operating expenses (in millions):~~

~~Year Ended December 31,~~
	~~2018~~		~~2017~~		~~2016~~
~~Americas Fee-based operating expenses~~	~~$~~	~~3,592.4~~	~~$~~	~~3,251.7~~	~~$~~	~~2,992.4~~
~~EMEA Fee-based operating expenses~~		~~784.6~~		~~688.5~~		~~605.9~~
~~APAC Fee-based operating expenses~~		~~920.0~~		~~863.5~~		~~775.4~~

~~Segment Fee-based operating expenses~~		~~5,297.0~~		~~4,803.7~~		~~4,373.7~~
~~Depreciation and amortization~~		~~290.0~~		~~270.6~~		~~260.6~~
~~Integration and other costs related to acquisitions(1)~~		~~242.1~~		~~305.1~~		~~397.0~~
~~Pre-IPO stock-based compensation~~		~~63.4~~		~~27.1~~		~~23.2~~
~~Cassidy Turley deferred payment obligation~~		~~33.0~~		~~44.0~~		~~47.6~~
~~Other~~		~~10.0~~		~~17.2~~		~~3.0~~

~~Fee-based operating expenses~~	~~$~~	~~5,935.5~~	~~$~~	~~5,467.7~~	~~$~~	~~5,105.1~~

~~(1)~~

~~Represents integration and other costs related to acquisitions, comprised of certain direct and incremental costs resulting from acquisitions and related integration efforts, as well as costs related to restructuring programs. Excludes the impact of acquisition accounting revenue adjustments as these amounts do not impact operating expenses.~~

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2018	2017	2016
Adjusted EBITDA - Americas	$450.3	$344.6	$311.6
Adjusted EBITDA - EMEA	107.9	108.8	90.8
Adjusted EBITDA - APAC	100.9	75.1	72.4
(Less):
Depreciation and amortization	(290.0)	(270.6)	(260.6)
Interest expense, net of interest income	(228.8)	(183.1)	(171.8)
Benefit from income taxes	25.0	120.5	24.3
Integration and other costs related to acquisitions	(244.7)	(328.3)	(427.1)
Pre-IPO stock-based compensation	(63.4)	(27.1)	(23.2)
Cassidy Turley deferred payment obligation	(33.0)	(44.0)	(47.6)
Other	(10.0)	(17.2)	(3.0)

Net loss	$(185.8)	$(221.3)	$(434.2)

Geographic Information

Revenue in the table below is allocated based upon the country in which services are performed (in millions):

	Year Ended December 31,
	2018	2017	2016
United States	$5,403.6	$4,298.7	$3,854.4
Australia	589.5	711.3	630.0
United Kingdom	425.9	364.6	359.4
All other countries	1,800.9	1,549.3	1,371.9

	$8,219.9	$6,923.9	$6,215.7

The long-lived assets in the table below are comprised of property and equipment (in millions):

	As of December 31,
	2018	2017
United States	$216.9	$211.6
United Kingdom	40.5	30.3
All other countries	56.4	62.4

	$313.8	$304.3

PRESENTATION OF NON-GAAP FINANCIAL MEASURES

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Non-GAAP Financial Measures

We have used the following measures, which are considered “non-GAAP financial measures” under SEC guidelines:

i.	~~Fee revenue and~~ Fee-based operating expenses;

ii.	Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin; and

iii.	Local currency.

Our management principally uses these non-GAAP financial measures to evaluate operating performance, develop budgets and forecasts, improve comparability of results and assist our investors in analyzing the underlying performance of our business. These measures are not recognized measurements under GAAP. When analyzing our operating results, investors should use them in addition to, but not as an alternative for, the most directly comparable financial results calculated and presented in accordance with GAAP. Because the Company’s calculation of these non-GAAP financial measures may differ from other companies, our presentation of these measures may not be comparable to similarly titled measures of other companies.

The Company believes that these measures provide a more complete understanding of ongoing operations, enhance comparability of current results to prior periods and may be useful for investors to analyze our financial performance. The measures eliminate the impact of certain items that may obscure trends in the underlying performance of our business. The Company believes that they are useful to investors, for the additional purposes described below.

~~Fee revenue: The Company believes that investors may find this measure useful to analyze the financial performance of our Property, facilities and project management service line and our business generally. Fee revenue is GAAP revenue excluding costs reimbursable by clients which have substantially no margin, and as such provides greater visibility into the underlying performance of our business.~~

~~Additionally, pursuant to business combination accounting rules, certain fees that may have been deferred by the acquiree may be recorded as a receivable on the acquisition date by the Company. Such fees are included in Fee revenue as acquisition accounting adjustments based on when the acquiree would have recognized revenue in the absence of being acquired by the Company.~~

Fee-based operating expenses: Consistent with GAAP, reimbursed costs for certain customer contracts are presented on a gross basis ~~(“gross contract costs”)~~ in both revenue and operating expenses~~. As described above,~~ for which the Company recognizes substantially no margin. “Cost of gross contract ~~costs~~reimbursables” are excluded from ~~revenue in determining “Fee revenue.” Gross contract costs are similarly excluded from operating expenses in determining~~ “Fee-based operating expenses.” ~~Excluding gross contract costs from~~ Fee-based operating expenses more accurately reflects how we manage our expense base and operating margins and, accordingly, is useful to investors and other external stakeholders for evaluating performance.

Adjusted EBITDA and Adjusted EBITDA margin: We have determined Adjusted EBITDA to be our primary measure of segment profitability. We believe that investors find this measure useful in comparing our operating performance to that of other companies in our industry because these calculations generally eliminate integration and other costs related to acquisitions, pre-IPO stock-based compensation, the deferred payment obligation related to the acquisition of Cassidy Turley and other items. Adjusted EBITDA also excludes the effects of financings, income tax and the non-cash accounting effects of depreciation and intangible asset amortization. Adjusted EBITDA margin, a non-GAAP measure of profitability as a percent of revenue, is calculated by dividing Adjusted EBITDA by Total Service Lines Fee ~~r~~Revenue.

Local currency: In discussing our results, we refer to percentage changes in local currency. These metrics are calculated by holding foreign currency exchange rates constant in year-over-year comparisons. Management believes that this methodology provides investors with greater visibility into the performance of our business excluding the effect of foreign currency rate fluctuations.

Results of Operations

The following table sets forth items derived from our audited consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016 (in millions):

										~~% Change in USD~~				~~% Change in Local Currency~~
	~~Year Ended December 31, 2018~~			~~Year Ended December 31, 2017~~			~~Year Ended December 31, 2016~~			~~2018 v 2017~~		~~2017 v 2016~~		~~2018 v 2017~~		~~2017 v 2016~~
~~Revenue:~~
~~Total revenue~~	~~$~~	~~8,219.9~~		~~$~~	~~6,923.9~~		~~$~~	~~6,215.7~~		~~19~~	%	~~11~~	%	~~19~~	%	~~11~~	%
~~Less: Gross contract costs~~		~~(2,271.8~~	)		~~(1,627.3~~	)		~~(1,406.0~~	)	~~40~~	%	~~16~~	%	~~40~~	%	~~15~~	%
~~Acquisition accounting adjustments~~		~~2.5~~			~~23.2~~			~~30.1~~		~~n/m~~		~~(23~~	)%	~~n/m~~		~~(24~~	)%

~~Total Fee revenue~~	~~$~~	~~5,950.6~~		~~$~~	~~5,319.8~~		~~$~~	~~4,839.8~~		~~12~~	%	~~10~~	%	~~12~~	%	~~10~~	%

~~Service Lines:~~
~~Property, facilities and project management~~	~~$~~	~~2,622.1~~		~~$~~	~~2,488.5~~		~~$~~	~~2,190.7~~		~~5~~	%	~~14~~	%	~~6~~	%	~~13~~	%
~~Leasing~~		~~1,920.7~~			~~1,650.8~~			~~1,498.9~~		~~16~~	%	~~10~~	%	~~16~~	%	~~10~~	%
~~Capital markets~~		~~959.6~~			~~740.5~~			~~730.8~~		~~30~~	%	~~1~~	%	~~29~~	%	~~1~~	%
~~Valuation and other~~		~~448.2~~			~~440.0~~			~~419.4~~		~~2~~	%	~~5~~	%	~~1~~	%	~~5~~	%

~~Total Fee revenue~~	~~$~~	~~5,950.6~~		~~$~~	~~5,319.8~~		~~$~~	~~4,839.8~~		~~12~~	%	~~10~~	%	~~12~~	%	~~10~~	%

~~Costs and expenses:~~
~~Cost of services, operating and administrative expenses~~	~~$~~	~~5,641.7~~		~~$~~	~~5,168.6~~		~~$~~	~~4,812.4~~		~~9~~	%	~~7~~	%	~~9~~	%	~~7~~	%
~~excluding gross contract costs~~
~~Gross contract costs~~		~~2,271.8~~			~~1,627.3~~			~~1,406.0~~		~~40~~	%	~~16~~	%	~~40~~	%	~~15~~	%
~~Depreciation and amortization~~		~~290.0~~			~~270.6~~			~~260.6~~		~~7~~	%	~~4~~	%	~~7~~	%	~~4~~	%
~~Restructuring, impairment and related charges~~		~~3.8~~			~~28.5~~			~~32.1~~		~~(87~~	)%	~~(11~~	)%	~~(87~~	)%	~~(8~~	)%

~~Total costs and expenses~~		~~8,207.3~~			~~7,095.0~~			~~6,511.1~~		~~16~~	%	~~9~~	%	~~16~~	%	~~8~~	%

~~Operating income/(loss)~~	~~$~~	~~12.6~~		~~$~~	~~(171.1~~	)	~~$~~	~~(295.4~~	)	~~(107~~	)%	~~(42~~	)%	~~(109~~	)%	~~(44~~	)%

~~Adjusted EBITDA~~	~~$~~	~~659.1~~		~~$~~	~~528.5~~		~~$~~	~~474.8~~		~~25~~	%	~~11~~	%	~~26~~	%	~~9~~	%
~~Adjusted EBITDA Margin~~		~~11.1~~	%		~~9.9~~	%		~~9.8~~	%

~~n/m—not meaningful~~

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	2018 v 2017	2017 v 2016	2018 v 2017	2017 v 2016
Service Lines Fee Revenues (1):
Property, facilities and project management	$2,622.1	$2,488.5	$2,190.7	5%	14%	6%	13%
Leasing	1,920.7	1,650.8	1,498.9	16%	10%	16%	10%
Capital markets	959.6	740.5	730.8	30%	1%	29%	1%
Valuation and other	445.7	416.8	389.3	7%	7%	1%	5%

Total Service Lines Fee Revenues:	5,948.1	5,296.6	4,809.7	12%	10%	12%	10%

Gross Contract Reimbursables (2)	2,271.8	1,627.3	1,406.0	40%	16%	40%	15%

Total Revenues	$8,219.9	$6,923.9	$6,215.7	19%	11%	19%	11%

Costs and Expenses:
Cost of services, operating and administrative expenses	$5,641.7	$5,168.6	$4,812.4	9%	7%	9%	7%
Cost of Gross Contract Reimbursables	2,271.8	1,627.3	1,406.0	40%	16%	40%	15%
Depreciation and amortization	290.0	270.6	260.6	7%	4%	7%	4%
Restructuring, impairment and related charges	3.8	28.5	32.1	(87)%	(11)%	(87)%	(8)%

Total Costs and Expenses	8,207.3	7,095.0	6,511.1	16%	9%	16%	8%

Operating Income/(loss)	$12.6	$(171.1)	$(295.4)	(107)%	(42)%	(109)%	(44)%

Adjusted EBITDA	$659.1	$528.5	$474.8	25%	11%	26%	9%
Adjusted EBITDA Margin (3)	11.1%	9.9%	9.8%

(1)	Service Lines Fee Revenue represents revenue for fees generated from each of our service lines
(2)	Gross Contract Reimbursables reflects revenue paid by clients which have substantially no margin
(3)	Calculated as a percentage of Total Service Line Fee Revenue

n/m - not meaningful

Below is a reconciliation of Net loss attributable to the Company to Adjusted EBITDA (in millions):

	~~Year Ended December 31, 2018~~			~~Year Ended December 31, 2017~~			~~Year Ended December 31, 2016~~
~~Net loss attributable to the Company~~	~~$~~	~~(185.8~~	)	~~$~~	~~(221.3~~	)	~~$~~	~~(434.2~~	)
~~Add/(less):~~
~~Depreciation and amortization(1)~~		~~290.0~~			~~270.6~~			~~260.6~~
~~Interest expense, net of interest income(2)~~		~~228.8~~			~~183.1~~			~~171.8~~
~~Provision (benefit) from income taxes~~		~~(25.0~~	)		~~(120.5~~	)		~~(24.3~~	)
~~Integration and other costs related to acquisitions(3)~~		~~244.7~~			~~328.3~~			~~427.1~~
~~Pre-IPO stock-based compensation (4)~~		~~63.4~~			~~27.1~~			~~23.2~~
~~Cassidy Turley deferred payment obligation (5)~~		~~33.0~~			~~44.0~~			~~47.6~~
~~Other (6)~~		~~10.0~~			~~17.2~~			~~3.0~~

~~Adjusted EBITDA~~	~~$~~	~~659.1~~		~~$~~	~~528.5~~		~~$~~	~~474.8~~

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Net loss attributable to the Company	$(185.8)	$(221.3)	$(434.2)
Depreciation and amortization (1)	290.0	270.6	260.6
Interest expense, net of interest income (2)	228.8	183.1	171.8
Provision (benefit) from income taxes	(25.0)	(120.5)	(24.3)
Integration and other costs related to acquisitions (3)	244.7	328.3	427.1
Pre-IPO stock-based compensation (4)	63.4	27.1	23.2
Cassidy Turley deferred payment obligation (5)	33.0	44.0	47.6
Other (6)	10.0	17.2	3.0

Adjusted EBITDA	$659.1	$528.5	$474.8

(1)

Depreciation and amortization includes merger and acquisition-related depreciation and amortization of $205.8 million, $193.0 million and $182.0 million for the years ended December 31, 2018, 2017 and 2016, respectively.

(2)

Interest expense, net of interest income includes one-time write-off of financing fees and other fees incurred in relation to debt extinguishments and modifications of $53.8 million, $0.0 million and $9.0 million for the years ended December 31, 2018, 2017 and 2016, respectively.

(3)

Integration and other costs related to acquisitions represents certain direct and incremental costs resulting from acquisitions and certain related integration efforts as a result of those acquisitions, as well as costs related to our restructuring efforts and initial public offering/private placement.

(4)

Pre-IPO stock-based compensation represents non-cash compensation expense associated with our pre-IPO equity compensation plans. Refer to Note 10: Stock-based Payments of the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2018 for additional information.

(5)

Cassidy Turley deferred payment obligation represents expense associated with a deferred payment obligation related to the acquisition of Cassidy Turley on December 31, 2014, which was paid before December 31, 2018. Refer to Note 10: Stock-based Payments of the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2018 for additional information.

(6)

Other includes sponsor monitoring fees of approximately $3.4 million, $5.0 million, and $5.0 million for the years ended December 31, 2018, 2017 and 2016 respectively, accounts receivable securitization costs of approximately $6.7 million and $8.2 million for the years ended December 31, 2018 and 2017, respectively; and $(2.0) million other items for the year ended December 31, 2016.

Below ~~is~~are the ~~reconciliation of Total~~ costs and expenses ~~to Fee-based operating expenses (in millions):~~

	~~Year Ended~~			~~Year Ended~~			~~Year Ended~~
	~~December 31, 2018~~			~~December 31, 2017~~			~~December 31, 2016~~
~~Total costs and expenses~~	~~$~~	~~8,207.3~~		~~$~~	~~7,095.0~~		~~$~~	~~6,511.1~~
~~Less: Gross contract costs~~		~~(2,271.8~~	)		~~(1,627.3~~	)		~~(1,406.0~~	)
~~Fee-based operating expenses~~	~~$~~	~~5,935.5~~		~~$~~	~~5,467.7~~		~~$~~	~~5,105.1~~

~~Below is the reconciliation of~~included in Fee-based operating expenses by segment ~~to Consolidated Fee-based operating expenses (in millions):~~:

	~~Year Ended December 31, 2018~~		~~Year Ended December 31, 2017~~		~~Year Ended December 31, 2016~~
~~Americas Fee-based operating expenses~~	~~$~~	~~3,592.4~~	~~$~~	~~3,251.7~~	~~$~~	~~2,992.4~~
~~EMEA Fee-based operating expenses~~		~~784.6~~		~~688.5~~		~~605.9~~
~~APAC Fee-based operating expenses~~		~~920.0~~		~~863.5~~		~~775.4~~

~~Segment Fee-based operating expenses~~		~~5,297.0~~		~~4,803.7~~		~~4,373.7~~
~~Depreciation and amortization~~		~~290.0~~		~~270.6~~		~~260.6~~
~~Integration and other costs related to acquisitions (1)~~		~~242.1~~		~~305.1~~		~~397.0~~
~~Pre IPO stock-based compensation~~		~~63.4~~		~~27.1~~		~~23.2~~
~~Cassidy Turley deferred payment obligation~~		~~33.0~~		~~44.0~~		~~47.6~~
~~Other~~		~~10.0~~		~~17.2~~		~~3.0~~

~~Fee-based operating expenses~~	~~$~~	~~5,935.5~~	~~$~~	~~5,467.7~~	~~$~~	~~5,105.1~~

	December 31, 2018	December 31, 2017	December 31, 2016
Americas Fee-based operating expenses	$3,592.4	$3,251.7	$2,992.4
EMEA Fee-based operating expenses	784.6	688.5	605.9
APAC Fee-based operating expenses	920.0	863.5	775.4
Depreciation and amortization	290.0	270.6	260.6
Integration and other costs related to acquisitions (1)	242.1	305.1	397.0
Pre-IPO stock-based compensation	63.4	27.1	23.2
Cassidy Turley deferred payment obligation	33.0	44.0	47.6
Other	10.0	17.2	3.0

Total Fee-based operating expenses	5,935.5	5,467.7	5,105.1

Cost of Gross Contract Reimbursables	2,271.8	1,627.3	1,406.0

Total costs and expenses	$8,207.3	$7,095.0	$6,511.1

(1)

Represents integration and other costs related to acquisitions, comprised of certain direct and incremental costs resulting from acquisitions and related integration efforts, as well as costs related to our restructuring programs, excluding the impact of acquisition accounting revenue adjustments as these amounts do not impact operating expenses.

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenue

Revenue was $8.2 billion, an increase of $1.3 billion or 19%. ~~Gross~~Cost of gross contract ~~costs~~reimbursables , primarily in the Property, facilities and project management service line, increased $644.5 million driven by the $400.2 million impact of the adoption of Topic 606.

Additionally, Total Service Lines Fee ~~revenue~~Revenue (“Fee Revenue”) was $6.0 billion, an increase of $643.0 million or 12%, on a local currency basis, reflecting increases in Leasing, Capital markets and Property, facilities and project management. Leasing Fee revenue increased by $272.7 million or 16%, on a local currency basis driven primarily by the Americas. Capital markets Fee revenue increased by $219.2 million or 29%, on a local currency basis, driven by an Americas increase of $169.1 million or 32%, on a local currency basis, with the remainder of Fee revenue growth primarily in APAC. Property, facilities and project management increased by $145.7 million or 6%, on a local currency basis, driven primarily by an Americas increase of $72.0 million or 4% on a local currency basis, with the remainder of the Fee revenue growth primarily in EMEA.

Operating expenses

Operating expenses were $8.2 billion, an increase of $1.1 billion or 16%. The increase in operating expenses reflected increased cost associated with revenue growth and the $400.2 million increase to Cost of gross contract ~~costs~~reimbursables resulting from the adoption of Topic 606 discussed above.

~~Additionally,~~ Fee-based operating expenses, excluding Depreciation and amortization, integration and other costs related to acquisitions and stock-based compensation, were $5.3 billion, a 10% increase, on a local currency basis. The growth in Fee-based operating expenses reflected higher cost of services associated with Fee revenue growth.

Interest expense, net

Net interest expense was $228.8 million, an increase of $45.7 million, driven by $53.8 million of charges related to the 2018 debt refinancing and extinguishment activities. Net interest expense does not include accounts receivable securitization costs of $6.7 million and $8.2 million for the years ending December 31, 2018 and 2017, respectively.

Benefit from income taxes

The benefit from income taxes was $25.0 million, a decrease of $95.5 million. The decrease was driven by the 2017 one-time deferred tax benefit received from the decrease in the U.S. corporate tax rate from 35% to 21% and the subsequent re-measurement of deferred tax liabilities, lower net loss before taxes in 2018 and the establishment of additional valuation allowances.

Net loss ~~and Adjusted EBITDA~~

Net loss was $185.8 million, a decrease of $35.5 million, primarily driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses, partially offset by a lower benefit from income taxes and higher interest expense.

Adjusted EBITDA

Adjusted EBITDA was $659.1 million, an increase of $137.1 million or 26%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses and the $10.9 million local currency impact of the adoption of Topic 606. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 11.1%, compared to 9.9% in the prior year, driven by Fee revenue mix and operating leverage.

Year Ended December 31, 2017 compared to year ended December 31, 2016

Revenue

Revenue was $6.9 billion, an increase of $708.2 million or 11%, which included an increase in Cost of gross contract ~~costs~~reimbursables of $221.3 million primarily in the Property, facilities and project management service line. Revenue growth also reflected the year-to-year increases in service line and segment Fee revenue discussed below. Foreign currency had a $44.2 million favorable impact on Revenue, driving approximately 1% growth of revenue.

~~Additionally,~~ Fee revenue was $5.3 billion, an increase of $480.0 million. Fee revenue increased $447.7 million or 10%, on a local currency basis. Foreign currency had a $32.2 million favorable impact on Fee revenue, driving approximately 1% growth of Fee revenue.

Fee revenue reflected increases in Property, facilities and project management and Leasing. Property, facilities and project management Fee revenue increased $279.8 million or 13%, on a local currency basis, driven by an Americas increase of $187.5 million or 13%, on a local currency basis, and an APAC increase of $66.4 million or 12%, on a local currency basis. Leasing Fee revenue increased $143.4 million or 10%, on a local currency basis, driven by an Americas increase of $101.5 million or 9%, on a local currency basis, and an EMEA increase of $23.0 million or 11%, on a local currency basis.

Operating expenses

Operating expenses were $7.1 billion, an increase of $583.9 million or 8%. The increase in operating expenses reflected increased cost associated with revenue growth, including Cost of gross contract ~~costs~~reimbursables , partially offset by lower integration and other costs related to acquisitions.

~~Additionally,~~ Fee-based operating expenses, excluding Depreciation and amortization, integration and other costs related to acquisitions and stock-based compensation, were $4.8 billion, a 9% increase on a local currency basis. The growth in Fee-based operating expenses reflected higher costs in Property, facility and project management and Leasing associated with Fee revenue growth.

Interest expense, net

Net interest expense~~,~~ increased by $11.3 million as a result of higher average annual borrowings. Average annual borrowings increased from $2.5 billion during 2016 to $2.7 billion during 2017 with Interest expense as a percentage of average outstanding debt remaining relatively unchanged.

Benefit from income taxes

The benefit from income taxes was $120.5 million, an increase of $96.2 million. The benefit included a discrete tax benefit of $60.9 million related to the Tax Act as well as the impact of valuation allowances and other discrete items. Refer to the Income Tax discussion in the Summary of Critical Accounting Policies and Estimates and Note 12 of the Notes to the audited Consolidated Financial Statements for a further discussion of our effective tax rate.

Net loss ~~and Adjusted EBITDA~~

Net loss decreased from $434.2 million to $221.3 million in 2017 driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses, lower integration and other costs related to acquisitions and increased benefit from income taxes.

Adjusted EBITDA

Adjusted EBITDA increased by $44.1 million or 9%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was relatively unchanged from 2016 to 2017 at 10%.

Segment Operations

We report our operations through the following segments: (1) Americas, (2) Europe, Middle East and Africa (“EMEA”) and (3) Asia Pacific (“APAC”). The Americas consists of operations located in the United States, Canada and key markets in Latin America. EMEA includes operations in the United Kingdom, France, Netherlands and other markets in Europe and the Middle East. APAC includes operations in Australia, Singapore, China and other markets in the Asia Pacific region.

For segment reporting, Cost of gross contract ~~costs~~reimbursables are excluded from revenue in determining Fee revenue. ~~Gross~~Cost of gross contract ~~costs~~reimbursables are excluded from operating expenses in determining Fee-based operating expenses. Additionally, our measure of segment results, Adjusted EBITDA, excludes depreciation and amortization, as well as integration and other costs related to acquisitions, pre-IPO stock-based compensation, expense related to the Cassidy Turley deferred payment obligation and other items.

Americas Results

The following table summarizes our results of operations by our Americas operating segment for the years ended December 31, 2018, 2017 and 2016 (in millions):

										~~% Change USD~~				~~% Change in Local Currency~~
	~~Year Ended~~			~~Year Ended~~			~~Year Ended~~
	~~December 31,~~			~~December 31,~~			~~December 31,~~			~~2018 v~~		~~2017 v~~		~~2018 v~~		~~2017 v~~
	~~2018~~			~~2017~~			~~2016~~			~~2017~~		~~2016~~		~~2017~~		~~2016~~
~~Total revenue~~	~~$~~	~~5,724.7~~		~~$~~	~~4,600.2~~		~~$~~	~~4,124.3~~		~~24~~	%	~~12~~	%	~~25~~	%	~~11~~	%
~~Less: Gross contract costs~~		~~(1,684.5~~	)		~~(1,023.4~~	)		~~(851.4~~	)	~~65~~	%	~~20~~	%	~~65~~	%	~~20~~	%
~~Acquisition accounting adjustments~~		~~2.5~~			~~20.0~~			~~30.6~~		~~(88~~	)%	~~(35~~	)%	~~(88~~	)%	~~(35~~	)%

~~Total Fee revenue~~	~~$~~	~~4,042.7~~		~~$~~	~~3,596.8~~		~~$~~	~~3,303.5~~		~~12~~	%	~~9~~	%	~~13~~	%	~~9~~	%

~~Service lines:~~
~~Property, facilities and project management~~	~~$~~	~~1,698.6~~		~~$~~	~~1,638.3~~		~~$~~	~~1,445.4~~		~~4~~	%	~~13~~	%	~~4~~	%	~~13~~	%
~~Leasing~~		~~1,481.6~~			~~1,244.6~~			~~1,140.7~~		~~19~~	%	~~9~~	%	~~19~~	%	~~9~~	%
~~Capital markets~~		~~699.4~~			~~530.4~~			~~536.2~~		~~32~~	%	~~(1~~	)%	~~32~~	%	~~(1~~	)%
~~Valuation and other~~		~~163.1~~			~~183.5~~			~~181.2~~		~~(11~~	)%	~~1~~	%	~~(10~~	)%	~~1~~	%

~~Total Fee revenue~~	~~$~~	~~4,042.7~~		~~$~~	~~3,596.8~~		~~$~~	~~3,303.5~~		~~12~~	%	~~9~~	%	~~13~~	%	~~9~~	%

~~Segment operating expenses~~	~~$~~	~~5,276.9~~		~~$~~	~~4,275.1~~		~~$~~	~~3,843.8~~		~~23~~	%	~~11~~	%	~~24~~	%	~~11~~	%
~~Less: Gross contract costs~~		~~(1,684.5~~	)		~~(1,023.4~~	)		~~(851.4~~	)	~~65~~	%	~~20~~	%	~~65~~	%	~~20~~	%

~~Total Fee-based operating expenses~~	~~$~~	~~3,592.4~~		~~$~~	~~3,251.7~~		~~$~~	~~2,992.4~~		~~10~~	%	~~9~~	%	~~11~~	%	~~8~~	%

~~Adjusted EBITDA~~	~~$~~	~~450.3~~		~~$~~	~~344.6~~		~~$~~	~~311.6~~		~~31~~	%	~~11~~	%	~~31~~	%	~~10~~	%
~~Adjusted EBITDA Margin~~		~~11.1~~	%		~~9.6~~	%		~~9.4~~	%

				% Change in USD		% Change in Local Currency
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	2018 v	2017 v	2018 v	2017 v
	2018	2017	2016	2017	2016	2017	2016
Service Lines Fee Revenues (1):
Property, facilities and project management	$1,698.6	$1,638.3	$1,445.4	4%	13%	4%	13%
Leasing	1,481.6	1,244.6	1,140.7	19%	9%	19%	9%
Capital markets	699.4	530.4	536.2	32%	(1)%	32%	(1)%
Valuation and other	160.6	163.5	150.6	(2)%	9%	(2)%	9%

Total Service Lines Fee Revenues:	4,040.2	3,576.8	3,272.9	12%	9%	13%	9%

Gross Contract Reimbursables (2)	1,684.5	1,023.4	851.4	65%	20%	65%	20%

Total Revenues	$5,724.7	$4,600.2	$4,124.3	24%	12%	25%	11%

Costs and expenses:
Americas Fee-based operating expenses	$3,592.4	$3,251.7	$2,992.4	10%	9%	11%	8%
Cost of Gross Contract Reimbursables	1,684.5	1,023.4	851.4	65%	20%	65%	20%

Segment operating expenses	$5,276.9	$4,275.1	$3,843.8	23%	11%	24%	11%

Adjusted EBITDA	$450.3	$344.6	$311.6	31%	11%	31%	10%
Adjusted EBITDA Margin (3)	11.1%	9.6%	9.4%

(1)	Service Lines Fee Revenue represents revenue for fees generated from each of our service lines
(2)	Gross Contract Reimbursables reflects revenue paid by clients which have substantially no margin
(3)	Calculated as a percentage of Total Service Line Fee Revenue

n/m - not meaningful

Year ended December 31, 2018 compared to year ended December 31, 2017

Americas revenue was $5.7 billion, an increase of $1.1 billion or 24%. The change in revenue includes higher Cost of gross contract ~~costs~~reimbursables of $332.8 million as a result of the adoption of Topic 606.

~~Additionally,~~ Fee revenue was $4.0 billion, an increase of $462.5 million or 13%, on a local currency basis. The increase in Fee revenue was driven primarily by growth in Leasing and Capital markets. The adoption of Topic 606 positively impacted Fee revenue in the Leasing service line by $32.3 million, on a local currency basis.

Fee-based operating expenses were $3.6 billion, an increase of $355.3 million or 11%, on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA was $450.3 million, an increase of $107.4 million or 31%, on a local currency basis, driven by increases in Fee revenue exceeding the increases in Fee-based operating expenses and the $13.5 million local currency impact of the adoption of Topic 606. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 11.1%, compared to 9.6% in the prior year.

Year ended December 31, 2017 compared to year ended December 31, 2016

Americas revenue was $4.6 billion ~~and Fee revenue was $3.6 billion, increases~~ an increase of $475.9 million attributed to increases in Property, facilities and project management, Leasing, and ~~$293.3 million, respectively~~Cost of gross contract reimbursables.

~~Additionally,~~ Fee revenue ~~increased~~was $3.6 billion, an increase of $284.4 million or 9%, on a local currency basis, reflecting broad growth across all four service lines. The increase in Fee revenue was driven primarily by Property, facilities and project management and Leasing.

Fee-based operating expenses were $3.3 billion, an 8% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA increased by $32.0 million or 10%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 9.6%, compared to 9.4%.

EMEA Results

The following table summarizes our results of operations by our EMEA operating segment for the years ended December 31, 2018, 2017 and 2016 (in millions):

										~~% Change in USD~~				~~% Change in Local Currency~~
	~~Year Ended December 31, 2018~~			~~Year Ended December 31, 2017~~			~~Year Ended December 31, 2016~~			~~2018 v 2017~~		~~2017 v 2016~~		~~2018 v 2017~~		~~2017 v 2016~~
~~Total revenue~~	~~$~~	~~999.8~~		~~$~~	~~863.3~~		~~$~~	~~755.5~~		~~16~~	%	~~14~~	%	~~13~~	%	~~14~~	%
~~Less: Gross contract costs~~		~~(111.9~~	)		~~(81.3~~	)		~~(65.0~~	)	~~38~~	%	~~25~~	%	~~33~~	%	~~28~~	%
~~Acquisition accounting adjustments~~		~~—~~ 			~~3.2~~			~~(0.8~~	)	~~n/m~~		~~n/m~~		~~n/m~~		~~n/m~~

~~Total Fee revenue~~	~~$~~	~~887.9~~		~~$~~	~~785.2~~		~~$~~	~~689.7~~		~~13~~	%	~~14~~	%	~~11~~	%	~~13~~	%

~~Service lines:~~
~~Property, facilities and project management~~	~~$~~	~~262.1~~		~~$~~	~~200.5~~		~~$~~	~~172.9~~		~~31~~	%	~~16~~	%	~~27~~	%	~~16~~	%
~~Leasing~~		~~265.0~~			~~256.5~~			~~229.1~~		~~3~~	%	~~12~~	%	~~2~~	%	~~11~~	%
~~Capital markets~~		~~173.5~~			~~154.3~~			~~128.0~~		~~12~~	%	~~21~~	%	~~11~~	%	~~18~~	%
~~Valuation and other~~		~~187.3~~			~~173.9~~			~~159.7~~		~~8~~	%	~~9~~	%	~~5~~	%	~~9~~	%

~~Total Fee revenue~~	~~$~~	~~887.9~~		~~$~~	~~785.2~~		~~$~~	~~689.7~~		~~13~~	%	~~14~~	%	~~11~~	%	~~13~~	%

~~Segment operating expenses~~	~~$~~	~~896.5~~		~~$~~	~~769.8~~		~~$~~	~~670.9~~		~~16~~	%	~~15~~	%	~~15~~	%	~~15~~	%
~~Less: Gross contract costs~~		~~(111.9~~	)		~~(81.3~~	)		~~(65.0~~	)	~~38~~	%	~~25~~	%	~~33~~	%	~~28~~	%

~~Total Fee-based operating expenses~~	~~$~~	~~784.6~~		~~$~~	~~688.5~~		~~$~~	~~605.9~~		~~14~~	%	~~14~~	%	~~13~~	%	~~14~~	%

~~Adjusted EBITDA~~	~~$~~	~~107.9~~		~~$~~	~~108.8~~		~~$~~	~~90.8~~		~~(1~~	)%	~~20~~	%	~~2~~	%	~~12~~	%
~~Adjusted EBITDA Margin~~		~~12.2~~	%		~~13.9~~	%		~~13.2~~	%

				% Change in USD		% Change in Local Currency
	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	2018 v 2017	2017 v 2016	2018 v 2017	2017 v 2016
Service Lines Fee Revenues (1):
Property, facilities and project management	$262.1	$200.5	$172.9	31%	16%	27%	16%
Leasing	265.0	256.5	229.1	3%	12%	2%	11%
Capital markets	173.5	154.3	128.0	12%	21%	11%	18%
Valuation and other	187.3	170.7	160.5	8%	9%	5%	9%

Total Service Lines Fee Revenues:	887.9	782.0	690.5	13%	14%	11%	13%

Gross Contract Reimbursables (2)	111.9	81.3	65.0	38%	25%	33%	28%

Total Revenues	$999.8	$863.3	$755.5	16%	14%	13%	14%

Costs and expenses:
EMEA Fee-based operating expenses	$784.6	$688.5	$605.9	14%	14%	13%	14%
Cost of Gross Contract Reimbursables	111.9	81.3	65.0	38%	25%	33%	28%

Segment operating expenses	$896.5	$769.8	$670.9	16%	15%	15%	15%

Adjusted EBITDA	$107.9	$108.8	$90.8	(1)%	20%	2%	12%
Adjusted EBITDA Margin (2)	12.2%	13.9%	13.2%

(1)	Service Lines Fee Revenue represents revenue for fees generated from each of our service lines
(2)	Gross Contract Reimbursables reflects revenue paid by clients which have substantially no margin
(3)	Calculated as a percentage of Total Service Line Fee Revenue

n/m - not meaningful

Year ended December 31, 2018 compared to year ended December 31, 2017

EMEA revenue was $999.8 million, an increase of $136.5 million or 16%. Foreign currency had a $15.2 million or 2% favorable impact on Revenue. The change in revenue includes higher Cost of gross contract ~~costs~~reimbursables of $24.0 million as a result of the adoption of Topic 606.

~~Additionally,~~ Fee revenue was $887.9 million, an increase of $90.1 million or 11%, on a local currency basis, driven primarily by growth in Property, facilities and project management and Capital markets.

Fee-based operating expenses were $784.6 million, an increase of $90.3 million or 13%, on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA was $107.9 million, remained relatively consistent on a local currency basis, driven by increases in Fee revenue approximately equaling the increases in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 12.2%, compared to 13.9% in the prior year.

Year ended December 31, 2017 compared to year ended December 31, 2016

EMEA revenue was $863.3 million, an increase of $107.8 million attributed to increases in Property, facilities and project management, Leasing, Capital markets, and Cost of gross contract reimbursables.

Fee revenue was $785.2 million~~, increases of $107.8 million and $95.5 million, respectively.~~

~~Additionally, Fee revenue increased by~~ an increase of $84.1 million or 13%, on a local currency basis, reflecting broad growth across all four service lines. The increase in Fee revenue was driven primarily by Property, facilities and project management, Leasing and Capital markets.

Fee-based operating expenses were $688.5 million, a 14% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA increased by $10.3 million or 12%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 13.9%, compared to 13.2%.

APAC Results

The following table summarizes our results of operations by our APAC operating segment for the years ended December 31, 2018, 2017 and 2016 (in millions):

										~~% Change in USD~~				~~% Change in Local Currency~~
	~~Year Ended December 31, 2018~~			~~Year Ended December 31, 2017~~			~~Year Ended December 31, 2016~~			~~2018 v 2017~~		~~2017 v 2016~~		~~2018 v 2017~~		~~2017 v 2016~~
~~Total revenue~~	~~$~~	~~1,495.4~~		~~$~~	~~1,460.4~~		~~$~~	~~1,335.9~~		~~2~~	%	~~9~~	%	~~4~~	%	~~8~~	%
~~Less: Gross contract costs~~		~~(475.4~~	)		~~(522.6~~	)		~~(489.6~~	)	~~(9~~	)%	~~7~~	%	~~(7~~	)%	~~4~~	%
~~Acquisition accounting adjustments~~		~~—~~ 			~~—~~ 			~~0.3~~		~~n/m~~		~~n/m~~		~~n/m~~		~~n/m~~

~~Total Fee revenue~~	~~$~~	~~1,020.0~~		~~$~~	~~937.8~~		~~$~~	~~846.6~~		~~9~~	%	~~11~~	%	~~9~~	%	~~10~~	%

~~Service lines:~~
~~Property, facilities and project management~~	~~$~~	~~661.4~~		~~$~~	~~649.7~~		~~$~~	~~572.4~~		~~2~~	%	~~14~~	%	~~2~~	%	~~12~~	%
~~Leasing~~		~~174.1~~			~~149.7~~			~~129.1~~		~~16~~	%	~~16~~	%	~~18~~	%	~~15~~	%
~~Capital markets~~		~~86.7~~			~~55.8~~			~~66.6~~		~~55~~	%	~~(16~~	)%	~~57~~	%	~~(16~~	)%
~~Valuation and other~~		~~97.8~~			~~82.6~~			~~78.5~~		~~18~~	%	~~5~~	%	~~17~~	%	~~6~~	%

~~Total Fee revenue~~	~~$~~	~~1,020.0~~		~~$~~	~~937.8~~		~~$~~	~~846.6~~		~~9~~	%	~~11~~	%	~~9~~	%	~~10~~	%

~~Segment operating expenses~~	~~$~~	~~1,395.4~~		~~$~~	~~1,386.1~~		~~$~~	~~1,265.0~~		~~1~~	%	~~10~~	%	~~2~~	%	~~8~~	%
~~Less: Gross contract costs~~		~~(475.4~~	)		~~(522.6~~	)		~~(489.6~~	)	~~(9~~	)%	~~7~~	%	~~(7~~	)%	~~4~~	%

~~Total Fee-based operating expenses~~	~~$~~	~~920.0~~		~~$~~	~~863.5~~		~~$~~	~~775.4~~		~~7~~	%	~~11~~	%	~~7~~	%	~~10~~	%

~~Adjusted EBITDA~~	~~$~~	~~100.9~~		~~$~~	~~75.1~~		~~$~~	~~72.4~~		~~34~~	%	~~4~~	%	~~35~~	%	~~3~~	%
~~Adjusted EBITDA Margin~~		~~9.9~~	%		~~8.0~~	%		~~8.6~~	%

				% Change in USD		% Change in Local Currency
	Year Ended	Year Ended	Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016	2018 v 2017	2017 v 2016	2018 v 2017	2017 v 2016
Service Lines Fee Revenues (1):
Property, facilities and project management	$661.4	$649.7	$572.4	2%	14%	2%	12%
Leasing	174.1	149.7	129.1	16%	16%	18%	15%
Capital markets	86.7	55.8	66.6	55%	(16)%	57%	(16)%
Valuation and other	97.8	82.6	78.2	18%	5%	17%	6%

Total Service Lines Fee Revenues:	1,020.0	937.8	846.3	9%	11%	9%	10%

Gross Contract Reimbursables (2)	475.4	522.6	489.6	(9)%	7%	(7)%	4%

Total Revenues	$1,495.4	$1,460.4	$1,335.9	2%	9%	4%	8%

Costs and expenses:
APAC Fee-based operating expenses	$920.0	$863.5	$775.4	7%	11%	7%	10%
Cost of Gross Contract Reimbursables	475.4	522.6	489.6	(9)%	7%	(7)%	4%

Segment operating expenses	$1,395.4	$1,386.1	$1,265.0	1%	10%	2%	8%

Adjusted EBITDA	$100.9	$75.1	$72.4	34%	4%	35%	3%
Adjusted EBITDA Margin (2)	9.9%	8.0%	8.6%

(1)	Service Lines Fee Revenue represents revenue for fees generated from each of our service lines
(2)	Gross Contract Reimbursables reflects revenue paid by clients which have substantially no margin
(3)	Calculated as a percentage of Total Service Line Fee Revenue

n/m - not meaningful

Year ended December 31, 2018 compared to year ended December 31, 2017

APAC revenue was $1.5 billion, an increase of $35.0 million. The change in revenue includes higher Cost of gross contract ~~costs~~reimbursables of $43.4 million as a result of the adoption of Topic 606.

~~Additionally,~~ Fee revenue was $1.0 billion, an increase of $90.4 million or 9%, on a local currency basis. The increase in Fee revenue was driven primarily by growth in Capital markets, Leasing and Valuation and other.

Fee-based operating expenses were $920.0 million, an increase of $63.0 million or 7%, on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA was $100.9 million, an increase of $27.4 million or 35%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 9.9% compared to 8.0% in the prior year.

Year ended December 31, 2017 compared to year ended December 31, 2016

APAC revenue was $1.5 billion, an increases of $124.5 million attributed to increases in Property, facilities and project management, Capital markets, and Cost of gross contract reimbursables, partially offset by Capital markets.

Fee revenue was $937.8 million, ~~increases of $124.5 million and $91.2 million, respectively.~~

~~Additionally, Fee revenue increased by~~an increase $79.2 million or 10% on a local currency basis. The increase in Fee revenue was driven primarily by Property, facilities and project management and Leasing, partially offset by Capital markets.

Fee-based operating expenses were $863.5 million, a 10% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA increased by $1.9 million or 3%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 8.0% compared to 8.6%.